(m)(5)(i)

AMENDED SCHEDULE 1

with respect to the

SHAREHOLDER SERVICES PLAN

for

ING SERIES FUND, INC.

CLASS O SHARES

Series	Maximum Service Fees
(as a percentage of average daily net assets)

ING Capital Allocation Fund	0.25%
ING Core Equity Research Fund	0.25%
ING Index Plus LargeCap Fund	0.25%
ING Index Plus MidCap Fund	0.25%
ING Index Plus SmallCap Fund	0.25%
ING Money Market Fund	0.25%
ING Small Company Fund	0.25%
ING U.S. Government Money Market Fund	0.25%